March 6, 2008

Mail Stop 3720

*By U.S. Mail and facsimile to (502) 596-4858*

Joseph L. Landenwich
Senior Vice President of Corporate Legal Affairs
   and Corporate Secretary
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, KY 40202

> **Re:    Kindred Healthcare, Inc.**
> **Definitive Schedule 14A**
> **Filed April 4, 2007**
> **File No. 001-14057**

Dear Mr. Landenwich:

We have reviewed your February 1, 2008 response to our comments of January 18, 2008.  Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets for the identified incentive plans.  Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing.  As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.  We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel